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                              March 29, 2024

       Christopher P. Davis, Esq.
       Partner, Kleinberg, Kaplan, Wolff & Cohen, P.C.
       Erez REIT Opportunities LP
       270 North Avenue, Suite 404
       New Rochelle, NY 10801

                                                        Re: Erez REIT
Opportunities LP
                                                            Whitestone REIT
                                                            PREC14A filed March
19, 2024
                                                            Filed by Erez REIT
Opportunities LP et al.
                                                            File No. 001-34855

       Dear Christopher P. Davis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PREC14A filed March 19, 2024

       General

   1.                                                   Please use page numbers
in the filing.
   2.                                                   Please mark as
preliminary the form of proxy. See Rule 14a-6(e)(1).
   3. On the proxy card, please list the Erez Nominees in alphabetical order by last name. See
                                                        Rule 14a-19(e)(4).
   4. Please disclose that the Trust's proxy statement can be accessed, without cost, on the
                                                        Commission's website.
See Item 7(f) of Schedule 14A.
   5. On the third page, we note the following disclosure: "The Participants represent that they intend to, or are part
of a group which intends to, (i) deliver a proxy statement and form of proxy to holders of at
least the percentage of the Trust   s outstanding capital stock required
 Christopher P. Davis, Esq.
FirstName
Erez REIT LastNameChristopher P. Davis, Esq.
           Opportunities LP
Comapany
March      NameErez REIT Opportunities LP
       29, 2024
March2 29, 2024 Page 2
Page
FirstName LastName
         to elect the Erez Nominees at the Annual Meeting and (ii) solicit the holders of common shares representing at least 67% of the voting power of common shares entitled to vote on the election of trustees in support of the Erez Nominees." Please clarify the meaning of, and reason for including, the first prong of that statement. Please note that you should deliver a universal proxy card to shareholders representing at least 67% of the voting power. See Question 139.06 (December 6, 2022) of the Compliance and Disclosure
         Interpretations for Proxy Rules and Schedules 14A/14C.
Background to the Solicitation

6. Please define "Nomination Letter." Please also, for the January 30 and February 1 entries, change the verb tense for clarity.
7.       Please provide additional detail regarding the following statement:
"Between February 7,
         2024 and February 22, 2024, an advisor to Erez emailed an advisor to the Trust requesting to connect."
Quorum; Broker Non-Votes; Discretionary Voting

8. We note the references in this section to brokerage accounts receiving materials "only from one of the Trust or Erez." It is our understanding that the reference to Erez may be misplaced, for two reasons: (i) the Trust is likely to solicit all shareholders and (ii) even if the Trust does not solicit certain brokerage accounts, the relevant brokers may not be able to exercise discretionary authority under NYSE Rule 452 in such circumstances. Please revise, or advise.
Additional Participant Information

9.       We note the following disclosure: "...incorporated herein by reference
to the Trust   s proxy
         statement on Schedule 14A filed with the SEC on March 31, 2023... ."
Such disclosure
         appears to be potentially inconsistent with disclosure in the "Certain Additional
         Information" section, and also appears to be inconsistent with Rule 14a-5(c), which refers to the omission of information contained in other proxy soliciting material furnished "in connection with the same meeting or subject matter." Please revise, or advise.
Schedule I

10. Please reconcile the reference to October 3, 2023, in this schedule with the reference to
         October 2, 2023, in the "Background to the Solicitation" section. Please also ensure the accuracy and completeness of all transactions reported in Schedule I. We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094. Christopher P. Davis, Esq.
Erez REIT Opportunities LP
March 29, 2024
Page 3


FirstName LastNameChristopher P. Davis, Esq.   Sincerely,
Comapany NameErez REIT Opportunities LP
                                               Division of Corporation Finance
March 29, 2024 Page 3                          Office of Mergers and
Acquisitions
FirstName LastName